EXHIBIT (d)(12)

         NEWS RELEASE                    MACKENZIE PARTNERS, INC. [logo]
                                         156 Fifth Avenue
                                         New York, NY 10010
                                         212 929-5500
                                         FAX 929-0308


         CONTACT:

         Daniel Burch
         MacKenzie Partners, Inc.
         (212) 929-5748

         FOR IMMEDIATE RELEASE:

                          DOCP ACQUISITION LLC ACCEPTS
                  DELAWARE OTSEGO CORPORATION SHARES FOR PAYMENT


         COOPERSTOWN, New York, September 29, 1997 -- DOCP Acquisition LLC announced that pursuant to its outstanding tender offer for common shares of Delaware Otsego Corporation (NASDAQ: DOCP), it has accepted for payment all DOCP common shares tendered upon expiration of the offer at 5:00 p.m. on Friday, Septmeber 26. Based on a preliminary count according to Citibank, N.A., which is acting as depositary, approximately 1,665,124 common shares had been tendered (including 1,700 shares tendered by notice of guaranteed delivery) into the offer. Payment for shares is expected to be made promptly.

              These shares, together with the DOCP common shares already owned by CSX Corporation and Walter G. Rich, represent approximatley 90.5% of the outstanding DOCP common shares. Under the merger agreement pursuant to which the tender offer was made, DOCP common shares not purchased in the tender offer will be converted into the right to receive $22 per share in cash in a short-form merger that is expected to occur as soon as practicable.

              Delaware Otsego Corporation, a New York corporation, is a railroad holding company, with headquarters in Cooperstown, New York.

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